================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                              PIER 1 IMPORTS, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    720279108
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

Jon Scheving Thorsteinsson        John M. Reiss, Esq.     David M. Barbash, Esq.
         Arev                     Gregory Pryor, Esq.   Danika M. Haueisen, Esq.
     Bankastraeti 5                White & Case LLP         Nixon Peabody LLP
     101 Reykjavik          1155 Avenue of the Americas    437 Madison Avenue
  Republic of Iceland             New York, NY 10036        New York, NY 10022
    +44 7843 462247                 (212) 819-8247           (212) 940-3121
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 19, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

                                  SCHEDULE 13D

-------------------
CUSIP No. 720279108
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Jakup a Dul Jacobsen

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO (see Item 3)
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Denmark
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                8,594,200(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                8,594,200(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,594,200(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.82%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------
(1) Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of Pier 1 Imports, Inc. reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf. See Item 3.

                                  SCHEDULE 13D

-------------------
CUSIP No. 720279108
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Lagerinn ehf

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC, BK, OO (see Item 3)
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Republic of Iceland
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                8,594,200(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                8,594,200(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,594,200(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.82%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------
(1) Lagerinn ehf may be deemed to be the beneficial owner of the shares of common stock of Pier 1 Imports, Inc. through its direct ownership of certain shares of common stock and certain arrangements with Kaupthing Bank hf. See Item 3.

SCHEDULE 13D

-------------------
CUSIP No. 720279108
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Kaupthing Bank hf.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC (see Item 3)
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Republic of Iceland
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                4,251,800(1)
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                4,251,800(1)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,251,800(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [X]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.85%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       BK
--------------------------------------------------------------------------------
(1) Kaupthing Bank hf. may be deemed to be the beneficial owner of the shares of common stock of Pier 1 Imports, Inc. through arrangements with Lagerinn ehf. Kaupthing Bank hf. hereby disclaims beneficial ownership of the shares of common stock of Pier 1 Imports, Inc. held by Lagerinn ehf other than pursuant to such arrangements. See Item 3.

     The statement on Schedule 13D filed on February 6, 2006 (the "Schedule 13D"), relating to the common stock, $1.00 par value per share, of Pier 1 Imports, Inc., a Delaware corporation (the "Issuer"), as amended by that certain Amendment No. 1, filed on March 22, 2006, is hereby amended as set forth below by this Amendment No. 2 to the Schedule 13D (this "Amendment").

     The information set forth in the Exhibit to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibit. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended and restated as follows:

     The acquisition of the Shares beneficially owned by the Reporting Persons was for investment purposes. On September 19, 2006, Lagerinn ehf ("Lagerinn") and the Issuer entered into a Confidentiality Agreement (the "Confidentiality Agreement"), a copy of which is attached hereto as Exhibit G. Pursuant to the terms of the Confidentiality Agreement and in connection with Lagerinn's consideration of a possible negotiated transaction with the Issuer, the Issuer agreed to make available to Lagerinn certain Evaluation Material (as defined in the Confidentiality Agreement). Subject to certain customary exceptions, Lagerinn agreed to keep the Evaluation Material strictly confidential and to not take certain other actions, as more fully described in the Confidentiality Agreement.

     Lagerinn has contacted and held discussions with members of the Issuer's management and certain of the Issuer's representatives and may contact the Issuer's board of directors, management or representatives again in the future to discuss a possible negotiated business transaction with the Issuer or with respect to other matters of interest to Lagerinn. Subject to the terms of the Confidentiality Agreement and depending on the outcome of its review of the Evaluation Material and its evaluation and analysis of other factors that Lagerinn may consider relevant, Lagerinn may or may not enter into a negotiated business transaction involving the Issuer. No assurances can be given that any possible negotiated business transaction involving the Issuer will be proposed, or if proposed, consummated.

     Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  A sale or transfer of a material amount of assets of the Issuer;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

ITEM 6. CONTRACTS, AGREEMENTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Item 3 and
Item 4 is hereby incorporated by this reference in this Item 6.

     Other than as described in this statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following Exhibit:

Exhibit No.   Description
-----------   ------------------------------------------------------------------
    G         Confidentiality Agreement, dated September 19, 2006, by and between Pier 1 Imports, Inc. and Lagerinn ehf.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2006

                                                  JAKUP A DUL JACOBSEN


                                                   /s/ Jakup A. Dul Jacobsen
                                                  ------------------------------


                                                  LAGERINN EHF


                                                   /s/ Sigurdur Berntsson
                                                  ------------------------------
                                                  Name:  Sigurdur Berntsson
                                                  Title: Chief Financial Officer

                                       KAUPTHING BANK HF.


                                        /s/ Hannes Frimann Hrolfsson
                                       ----------------------------------------
                                       Name:  Hannes Frimann Hrolfsson
                                       Title: Head of FX and Derivatives Sales
                                              Treasury of Kaupthing Bank Iceland


                                        /s/ Bjork Thorarinsdottir
                                       ----------------------------------------
                                       Name:  Bjork Thorarinsdottir
                                       Title: Deputy Managing Director Corporate
                                              Banking Treasury of Kaupthing Bank
                                              Iceland

                                                                       EXHIBIT G


                              PIER 1 IMPORTS, INC.
                                100 PIER 1 PLACE
                             FORT WORTH, TEXAS 76102

                               September 19, 2006

PRIVATE AND CONFIDENTIAL

Lagerinn ehf
Sundaborg 7, 104
Reykjavik, Republic of Iceland

Attn: Jakup a Dul Jacobsen

Gentlemen:

     In connection with the consideration by Lagerinn ehf ("you" or "your" refer to Lagerinn ehf) of a possible negotiated transaction ("Transaction") with Pier 1 Imports, Inc. (except as otherwise provided herein, "the Company," "we," "our," and "us" refer to Pier 1 Imports, Inc.), we are prepared to make information available to you concerning the business, financial condition, operations, assets and liabilities of Pier 1 Imports, Inc. and its subsidiaries (collectively, the "Target Business"). As a condition to any such information being furnished to you and your Representatives (as defined below), you agree to treat such information in accordance with the provisions of this letter agreement (this "Agreement"), and to take or refrain from taking the other actions hereinafter set forth.

     Except as otherwise provided herein, as used in this Agreement, (i) the term "Representative" means, as to any person, (A) such person's directors, officers, members, limited or general partners, employees, agents, and controlling persons, (B) such person's advisors, including, without limitation, financial advisors, legal counsel and accountants (collectively, "Advisors"), and (C) such person's affiliates who or which are controlled directly or indirectly by such person; (ii) the term "affiliate" has the meaning given to that term in Rule 12b-2 of the General Rules and Regulations of the Securities and Exchange Commission (the "Commission") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (iii) the term "person" shall be broadly interpreted to mean all natural and legal persons, including, without limitation, any corporation, general or limited partnership, limited liability company, trust or other entity or company.

1.   Evaluation Material.

     As used in this Agreement, the term "Evaluation Material" means all information concerning the Target Business (whether furnished before or after the date hereof, whether prepared by us, the Target Business, our or its Representatives or otherwise, whether or not marked as being confidential, and irrespective of the form of communication, including oral as well as written and electronic communications) that is furnished to you or to your Representatives by or on behalf of us or the Target Business. The term "Evaluation Material"

Lagerinn ehf
September 19, 2006
Page 2

also includes all notes, analyses, compilations, studies, interpretations and other documents prepared by you or your Representatives which contain, reflect or are based upon, in whole or in part, the information that we or the Target Business or our or the Target Business' Representatives furnish to you or your Representatives; provided, however, that the foregoing shall not require you to reveal or disclose to us any such notes, analyses, compilations, studies, interpretations or other documents. The term "Evaluation Material" does not include information which (i) has become generally known to the public other than as a result of a disclosure by you or your Representatives in violation of this Agreement, (ii) was within your or your Representative's possession prior to its being furnished to you or your Representatives by or on behalf of us or the Target Business, provided that the source of such information was not known by you to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to us or the Target Business with respect to such information, (iii) has become available to you or your Representatives on a non-confidential basis from a source other than us, the Target Business or any of our respective Representatives if such source is not known by you to be bound by a confidentiality agreement with, or any other contractual, legal or fiduciary obligation of confidentiality to, us or the Target Business with respect to such information, or (iv) was independently developed by you or your Representatives without reference to any Evaluation Material disclosed to you by us or the Target Business or any of our respective Representatives.

2.   Use of Evaluation Material and Confidentiality.

     Except as otherwise permitted by this Agreement, you and your Representatives will keep the Evaluation Material strictly confidential and will not, without our prior written consent, disclose any of the Evaluation Material in any manner whatsoever. You and your Representatives will use the Evaluation Material solely for the purpose of evaluating and negotiating the terms of a Transaction. Notwithstanding the foregoing, the Evaluation Material may be disclosed to your Representatives who need to know the information so disclosed for the purpose of evaluating or advising you with respect to a Transaction (or the financing thereof) and who are informed of the contents of this Agreement and agree in writing to be bound by the terms of this Agreement. In any event, you will be responsible for any breach of this Agreement by any of your Representatives. You may also disclose the Evaluation Material to any of your debt or equity financing sources who need to know the information so disclosed for the purpose of evaluating or financing a Transaction and who agree with us in writing to be bound by the terms of this Agreement (other than the standstill provisions in Section 7). The parties agree that the Evaluation Material will not be exchanged or used in a manner that violates the Sherman Act, the Clayton Act or any similar foreign, state, or local law or regulation.

3.   Discussions to Remain Confidential.

     Except as otherwise permitted by this Agreement, you agree that without our prior written consent neither you nor any of your Representatives will disclose to any other person the

Lagerinn ehf
September 19, 2006
Page 3

fact that the Evaluation Material has been made available, the fact that discussions or negotiations concerning a Transaction are or may be taking place, or have taken place, or any of the terms, conditions or other matters discussed with respect thereto.

4.   Legally Compelled Disclosure.

     If you or any of your Representatives is required or requested in any judicial, administrative or other legal proceedings, or pursuant to subpoena, civil investigative demand or other compulsory process, to disclose any of the Evaluation Material, then you or your Representatives will provide us with prompt notice of any such requirement or request, to the extent you or any of your Representatives may legally do so, so that we may seek a protective order or other appropriate remedy, and will consult with us if you or any of your Representatives determine to take steps to resist or narrow the scope of such required or requested disclosure. In the absence of a protective order or other remedy or the receipt of a waiver by us, you and your Representatives may disclose only that portion of the Evaluation Material which you or such Representative is requested or legally required to disclose. You or such Representative agree to use commercially reasonable efforts to cooperate with us to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material by such tribunal or other authority; provided, that the costs and expenses of any legal proceeding attendant thereto shall be at our sole expense and we will reimburse you for your reasonable out-of-pocket expenses incurred by you in complying with the provisions of this sentence.

5.   Termination of Discussions; Return of Evaluation Material.

     If either party to this Agreement determines that it does not wish to proceed with a Transaction, it will promptly inform the other party of that decision. In that case, or at any time upon our request for any reason, you will promptly, and in any event no later than 30 business days after the request, deliver to us, or, at your option, destroy, all Evaluation Material (and all copies, extracts or other reproductions thereof, whether in paper, electronic or other form or media) furnished to you or any of your Representatives by or on behalf of us or the Target Business pursuant to this Agreement. In the event of such a decision or request, all other Evaluation Material prepared by you or your Representatives shall be destroyed within such 30-business-day period, and no copy, extract or other reproduction thereof shall be retained, whether in paper, electronic or other form or media. The destruction of the Evaluation Material, including that prepared by you or any of your Representatives, shall be certified in writing to us by an authorized officer supervising such destruction. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.

Lagerinn ehf
September 19, 2006
Page 4

6.   Accuracy and Completeness of Evaluation Material.

     We reserve the right, in our sole discretion, to determine what information we or the Target Business will provide or withhold, as well as the times at which we or the Target Business will make such information available. Neither we nor any of our Representatives has made or will make any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. You also agree that you are not entitled to rely on the accuracy or completeness of any Evaluation Material and that you shall be entitled to rely solely on such representations or warranties regarding the Evaluation Material or the subject matter thereof as may be made in any definitive agreement relating to a Transaction, when, as and if entered into by the parties hereto, and subject to such limitations and restrictions as may be specified therein.

7.   Standstill.

     You agree that for a period beginning on the date of this Agreement and ending on the earlier of (1) the consummation by you (or any of your affiliates, or you and one or more of your affiliates) of any Transaction with us, and (2) six (6) months from the date of this Agreement (such shorter period, the "Standstill Period"), you will not (and you will ensure that your Representatives will not), directly or indirectly, without the prior written consent of the Board of Directors of the Company, (i) acquire, agree to acquire, propose, seek or offer to acquire, any securities of the Company or any of its subsidiaries, any assets material to the Company and its subsidiaries taken as a whole, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities, (ii) enter, agree to enter, propose, seek or offer to enter into any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or any of its subsidiaries,
(iii) make, or in any way participate or engage in, any "solicitation" of any "proxy" (as such terms are defined in Rule 14a-1 under the Exchange Act) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company, (iv) agree to act together with any other person for the purpose of acquiring, holding, voting, or disposing of any equity securities of the Company, or form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to acquiring, holding, voting, or disposing of any equity securities of the Company (except and excluding from this clause (iv) you and those persons who filed that certain Schedule 13D with the Commission on February 6, 2006, as amended on March 22, 2006, if, and only if, during the Standstill Period you do not increase (other than any increase resulting from a stock dividend, stock split or recapitalization by the Company) the number of shares of the equity securities of the Company beneficially owned by you from the number of shares of the equity securities of the Company that you last reported as being beneficially owned by you ("Your Last Report of Beneficial Ownership of Company Securities") in that certain amendment to such Schedule 13D filed with the Commission on March 22, 2006, by you and the other persons identified in such amendment), (v) call, request the calling of, or otherwise seek the

Lagerinn ehf
September 19, 2006
Page 5

calling of a special meeting of the shareholders of the Company, (vi) otherwise act, alone or knowingly in concert with others, to seek to control or influence the management or the policies of the Company, (vii) make a public announcement disclosing any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing, or (viii) advise, knowingly assist or knowingly encourage or enter into any agreements or arrangements with any other persons in connection with the foregoing. Nothing in this Section 7 shall prohibit or otherwise prevent the negotiation of a Transaction or, after termination of discussions between the parties hereto, a request to the Company's Representatives requesting them to consider further discussions.

     Notwithstanding anything to the contrary contained in this Section 7, if, during the Standstill Period, the Company is or becomes a party to a confidentiality or standstill agreement (any such confidentiality or standstill agreement, a "Third-Party Confidentiality or Standstill Agreement") with a person other than you, any of your Representatives, or any of your affiliates (any of such persons other than you, any of your Representatives, or any of your affiliates, a "Third-Party") regarding a possible negotiated transaction with the Company that provides for a standstill period that ends earlier than March 13, 2007, then this Section 7 shall automatically be amended to reduce the Standstill Period so that it ends on such earlier date and the Company shall promptly notify you of such amendment to this Section 7. Notwithstanding anything to the contrary contained in this Section 7, if, during the Standstill Period, the Company becomes a party to a Third-Party Confidentiality or Standstill Agreement with a Third Party regarding a possible negotiated transaction with the Company that contains standstill provisions that are materially more favorable to such Third Party than those contained in this
Section 7 (including by containing no standstill provisions), then this Section 7 shall automatically be amended to the extent necessary such that it is and will be as favorable as is the equivalent provision (or as to eliminate the restrictions of this Section 7 to the extent any such Third Party is not so limited) in such Third-Party Confidentiality or Standstill Agreement and the Company shall promptly notify you of such amendment. Notwithstanding anything to the contrary contained in this Section 7, if, during the Standstill Period, any of the standstill provisions contained in any Third-Party Confidentiality or Standstill Agreement that restrict a Third Party from taking one or more of the actions enumerated in clauses (i) through (viii) of the first paragraph of this
Section 7 are eliminated from such Third-Party Confidentiality or Standstill Agreement or are waived or otherwise cease to be in full force and effect, then this Section 7 shall automatically be amended to eliminate the restrictions of this Section 7 to the extent any such Third Party is no longer restricted and the Company shall promptly notify you of such amendment. No standstill provision contained in any Third-Party Confidentiality or Standstill Agreement will be deemed to be more favorable to a Third Party than those contained in this
Section 7 solely by reason of the fact that such standstill provision of a Third-Party Confidentiality or Standstill Agreement permits a Third Party to acquire beneficial ownership of equity securities of the Company if the number of equity securities of the Company that such Third Party is permitted to beneficially own does not exceed the number of shares of equity securities of the Company that you last reported as being beneficially owned by you in Your Last Report of Beneficial Ownership of

Lagerinn ehf
September 19, 2006
Page 6

Company Securities, and, if such Third Party is permitted to acquire equity securities of the Company, but such Third Party is not permitted to beneficially own equity securities of the Company that exceeds the number of shares of equity securities of the Company that you last reported as being beneficially owned by you in Your Last Report of Beneficial Ownership of Company Securities, then no amendment to this Section 7 will be either required or automatically made pursuant to this paragraph.

     Notwithstanding anything to the contrary contained in this Section 7, the provisions set forth in this Section 7 shall be inoperative and of no force or effect upon the earliest of (i) any Third Party or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) commencing a tender offer (within the meaning of Rule 14d-2 under the Exchange Act) for at least 25% of the outstanding voting securities of the Company and, in connection therewith, filing with the Commission a Tender Offer Statement on Schedule TO, or (ii) any Third Party or "group" (within the meaning of Section 13(d)(3) of the Exchange
Act) acquiring or entering into an agreement with the Company contemplating the acquisition (by way of merger, tender offer or otherwise) of at least 25% of the outstanding voting securities of the Company or assets of the Company or its subsidiaries representing more than 25% of the consolidated earning power of the Company and its subsidiaries.

     Any act that would otherwise be prohibited by this Section 7, but is not so prohibited as a result of the two preceding paragraphs, shall not be otherwise prohibited solely by reason of the restriction on the use of the Evaluation Material set forth in the second sentence of Section 2 of this Agreement.

     Solely for the purposes of this Section 7, the term "Representative" excludes your Advisors.

8.   Effect of Agreement.

     No agreement providing for any Transaction currently exists between you and us, and no agreement providing for any Transaction shall be deemed to exist between you and us unless and until a definitive written agreement for any such Transaction is hereafter negotiated, executed and delivered with the intention of being legally bound by you and us and any other necessary parties. You and we each agree that unless and until a definitive agreement between you and us with respect to a Transaction has been executed and delivered by you and us and any such other parties, with the intention of being legally bound, neither you nor we, nor any of your or our respective affiliates, shall be under any obligation of any kind whatsoever with respect to a Transaction, including any obligation to commence or continue negotiations with respect to any possible Transaction, by virtue of this Agreement or any other written or oral expression with respect to such a Transaction by you or us or any of your or our respective Representatives. Without limiting the foregoing, except as otherwise required in this Agreement, you and we each acknowledge and agree that the other may disclose information about itself to and enter into

Lagerinn ehf
September 19, 2006
Page 7

negotiations with other persons or entities at any time without any obligation to notify the other of such disclosure or negotiations.

9.   Designated Contact Persons.

     You, we and our respective Representatives will designate appropriate contact persons for due diligence purposes, which for us will include our senior executive officers who have a title of "Executive Vice President" or higher. All communications regarding any requests to obtain or discuss any Evaluation Material, requests for additional information, requests for facility tours or management meetings, and discussions or questions regarding procedures, will be directed by you exclusively to the office of our General Counsel, 100 Pier 1 Place, Fort Worth, Texas 76102, fax number (817) 252-7319, and neither you nor we, nor any of your or our respective Representatives, will initiate or cause to be initiated any communication with any director, officer or employee of the other or its Representatives, other than such contact persons, concerning the Evaluation Material (including any requests to obtain or discuss any Evaluation Material) or any possible Transaction.

10.  Non-Solicitation.

     You agree that, except as provided in a definitive agreement relating to a Transaction, for a period of 18 months from the date of this Agreement you will not solicit for employment or hire any of the officers or employees (including persons who are independent contractors, but who provide services to the party on an on-going basis) of the Company or any of its subsidiaries, including, without limitation, the Target Business, with whom you or any of your Representatives have first become aware as a result of their investigation or the discussions contemplated herein; provided, however, that this Section 10 shall not preclude you from soliciting for employment or hiring any person who
(i) responds to a general solicitation through a public medium or general or mass mailing by or on behalf of you or a general solicitation by a recruiting or search firm, in each case which is not targeted at employees of the Company or any of its subsidiaries or the Target Business, (ii) contacts you directly on her or his own sole initiative, without any direct or indirect solicitation or inducement by you, or (iii) has been terminated by the Company or its subsidiaries or the Target Business prior to being solicited for employment or hired by you.

11.  Securities Law Compliance.

     You understand that you and your affiliates and Representatives could be subject to fines, penalties and other liabilities under applicable securities laws if you or any of your Representatives trade in the Company's securities while in possession of any material, non-public information or communicate such information to any other person who trades in such securities.

Lagerinn ehf
September 19, 2006
Page 8

12.  Remedies.

     You acknowledge and agree that money damages would not be a sufficient remedy for breach of this Agreement by you or any of your Representatives, and that we shall be entitled to seek equitable relief, including injunctions and specific performance, as a remedy for any such breach without necessity of posting any bond or other security, and without proof of any actual damages. Such remedies shall nonetheless not be deemed to be the exclusive remedies for a breach of this Agreement, and shall be in addition to all other remedies available law or equity.

13.  Other Terms.

     (a) Waivers and Amendments. No failure or delay by a party to this Agreement in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder. This Agreement may only be amended with both your and our written consent.

     (b) Termination. This Agreement shall terminate 18 months from the date hereof.

     (c) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delawarewithout reference to the conflict of law principles of that state.

     (d) Consent to Jurisdiction. You and we each hereby irrevocably and unconditionally consent to submit to the jurisdiction of the courts of the State of Delaware or of the United States of America located in that state for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby, and you and we each further agree that service of any process, summons, notice or document by United States registered mail, postage prepaid, to their address set forth herein shall be effective service of process for any action, suit or proceeding brought against it in any such court. You and we each hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or your or our obligations hereunder in the courts of the State of Delaware or of the United States of America located in that state, and you and we each hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     (e) Entire Agreement. This Agreement contains the entire agreement between you and us concerning the confidentiality of Evaluation Material and the other matters agreed herein. The foregoing notwithstanding, however, that certain letter agreement dated June 22, 2006, between Jakup a Dul Jacobsen and us shall remain in full force and effect in accordance with its

Lagerinn ehf
September 19, 2006
Page 9

terms, and neither this Agreement nor that letter agreement shall be affected in any manner whatsoever by virtue of your and our entering into this Agreement.

     (f) Construction. You and we each acknowledge and agree that you and we each has participated in the negotiations and preparation of this Agreement, together with your and our respective Representatives. Accordingly, you and we each further agree that no presumption or burden of proof shall be raised in any question of interpretation of this Agreement based upon any assertion that either you or we have drafted this Agreement or any provision hereof.

     (g) Permitted Disclosure. Notwithstanding anything to the contrary in this Agreement, the restrictions of Sections 2 and 3 shall not apply to the extent that you, in good faith, after consultation with your outside counsel, conclude disclosure is required by law or regulation, including in connection with the purchase or sale of any security, or any offer or solicitation therefor, that is not prohibited by Section 7 of this Agreement; provided, however, that you or your Representatives shall give us at least two (2) business days' prior written notice before making any such disclosure to permit us to make such disclosure as we deem advisable.

                                   ----------

     Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement to the undersigned, whereupon this Agreement shall become a binding agreement between you and the Company.

                                             Very truly yours,

                                             Pier 1 Imports, Inc.


                                             By:  /s/ Marvin J. Girouard
                                                 -------------------------------
                                             Name:  Marvin J. Girouard
                                             Title: Chairman and CEO

Accepted and agreed as of
the date first written above.

Lagerinn ehf


By:  /s/ Sigurdur Berntsson
    --------------------------
Name:  Sigurdur Berntsson
Title: Chief Financial Officer